
05041588

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SECURITIES AND EXCHANGE COMMISSION


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 6 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
06


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 6 2005
BRANCH OF REGISTRATIONS AND EXAMINATIONS
06

ANNUAL AUDITED REPORT FORM X-17 A-5 PART III

SEC FILE NUMBER
8-52331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Provident Securities, Inc. D/B/A~~
Provident International Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip 5th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Bishop, Managing Director (212) 601-2400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED SEP 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Mark Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Provident Securities, Inc. D/B/A Provident International Securities, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Sworn to before me this 5th day of May, 2005



(Signature)

Managing Director
(Title)



(Notary Public)

SILVIA L. BOLATTI
Notary Public, State of New York
No. 02BO6026617
Qualified in New York County
Certificate Filed in Nassau County
Commission Expires June 14, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by CFTC Regulation 1.16 and SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Provident Securities, Inc. D/B/A Provident International Securities, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Provident Securities, Inc. D/B/A Provident International Securities, Inc. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Provident Securities, Inc. D/B/A Provident International Securities, Inc. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.



Miami, Florida
April 21, 2005

PROVIDENT SECURITIES, INC. D/B/A PROVIDENT INTERNATIONAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH	$	234,332
ACCOUNTS RECEIVABLE		6,542
DUE FROM RELATED PARTIES(NOTE 5)		415,786
	$	656,660

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	187,677
CONTINGENCY(NOTE 6)		
STOCKHOLDER'S EQUITY		468,983
	$	656,660

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Provident Securities, Inc. d/b/a Provident International Securities, Inc. (the Company), incorporated on December 11, 1998, in the State of Delaware, is a broker-dealer acting in an agency capacity, buying and selling securities for its customers and charging a commission, placing of private placements of securities. The Company is a wholly owned subsidiary of Provident Group Limited (the Parent).

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash Concentration

The Company may, from time to time, maintain cash balances at financial institutions in excess of federally insured limits.

Securities Transactions

Securities transactions, along with related commission income and clearing costs are reported on a trade date basis.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes". Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced to estimated amounts to be realized by use of a valuation allowance (Note 4).

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. ECONOMIC DEPENDENCY

The Company's working capital has been obtained from funds provided by its Parent. In the absence of generating positive cash flow from operations, the Company is dependent upon the continued availability of funding from its Parent or, in its absence, alternative sources of funding would be required to support operations.

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or one-fifteenth of "Aggregate Indebtedness", as defined, $12,518 at December 31, 2004. At December 31, 2004, the Company's "Net Capital" was $46,655, which exceeded requirements by $34,137. The ratio of "Aggregate Indebtedness" to "Net Capital" was 4.02 to 1 at December 31, 2004.

NOTE 4. INCOME TAXES

The Company has a net operating loss carryforward of approximately $1,647,000 for income tax purposes, which expires through 2024. As a result of this net operating loss, the Company has recorded a deferred tax asset of approximately $579,000, which is offset by a valuation allowance of the same amount. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term if estimates of future taxable income are increased.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that tax benefits will be realized. Management's valuation procedures consider projected utilization of deferred tax assets prospectively over the next several years, and continually evaluate new circumstances surrounding the future realization of such assets.

NOTE 5. RELATED PARTIES

The Company has advanced funds to related parties to support their operations and has paid expenses on behalf of these related parties. Amounts due from these related parties totaled to $415,786 at December 31, 2004. Subsequent to year-end, approximately $258,000 was repaid. These balances do not accrue interest and have no defined repayment terms.

NOTE 6. CONTINGENCY

During 2003, the Company was informed that the Florida Office of Financial Institutions and Securities Regulation (FOFISR) uncovered alleged violations of the Florida Statutes by their Miami, Florida office. During 2002, the Company closed this office. The Company and its attorney believe the claims are without merit and have been attempting to negotiate a mutually agreeable settlement. The outcome of this matter and potential liability, if any, cannot be determined at this time.

NOTE 7. RISK CONCENTRATIONS

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.